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                             November 8, 2021

       Brian S. John
       Chief Executive Officer
       Jupiter Wellness Acquisition Corp.
       1061 E. Indiantown Road, Suite 110
       Jupiter, Florida 33477

                                                        Re: Jupiter Wellness
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-260667

       Dear Mr. John:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Todd
Schiffman at 202-551-3491 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance